

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-35643

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/09 (mm/dd/yy) and ending 03/31/10 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

OFFICIAL USE ONLY
FIRM ID. NO.

Houlihan Lokey Howard & Zukin Capital, Inc.

Address of Principal Place of Business: (Do not use P.O. Box No.)

1930 Century Park West
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

Name and telephone number of person to contact in regard to this report

John G. Mavredakis (310) 553-8871
(Area Code –Telephone No.)

B. ACCOUNTANT IDENTIFICATION

Independent Public Accountant (whose opinion is contained in this Report*)
(Name – if individual, state last, first, middle name)

KPMG LLP

717 N. Harwood, Suite 3100	Dallas	Texas	75201
(Address) Number and Street	City	State	Zip Code

Check One:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John G. Mavredakis, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Houlihan Lokey Howard & Zukin Capital, Inc. as of and for the year ended March 31, 2010 are true and correct. I further swear (or affirm) that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Managing Director

Title

Notary Public—see attached California notarized certificate →

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report

(x) (a) Facing page

(x) (b) Statements of Financial Condition

(x) (c) Statements of Income

(x) (d) Statements of Cash Flows

(x) (e) Statements of Changes in Stockholder's Equity

( ) (f) Statements of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)

(x) Notes to Financial Statements

(x) (g) Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Commission

(x) (h) Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

(x) (i) Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable)

( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)

(x) (1) An Oath or Affirmation

(x) (m) A copy of the SIPC Supplemental Report

(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a 5(e)(3)*



HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.
(SEC I.D. NO. 8-35643)

Statement of Financial Condition

March 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a 5(e)(3) as a **PUBLIC DOCUMENT**.



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Stockholder
Houlihan Lokey Howard & Zukin Capital, Inc.:

We have audited the accompanying statement of financial condition of Houlihan Lokey Howard & Zukin Capital, Inc. (the Company) as of March 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Houlihan Lokey Howard & Zukin Capital, Inc. as of March 31, 2010, in conformity with U.S. generally accepted accounting principles.



May 26, 2010

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.

Statement of Financial Condition

March 31, 2010

Assets

Cash and cash equivalents	$ 21,451,302
Investment securities	85,000
Accounts receivable, net of allowance for doubtful accounts of $1,757,506 (note 4)	17,753,606
Unbilled work in process	11,942,722
Receivable from affiliates (note 3)	116,208,042
Property and equipment – at cost, net of accumulated depreciation of $118,151	73,541
Other assets	308,583
Total	$ 167,822,796

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 3,926,445
Deferred income	3,045,989
Deferred income taxes (note 6)	(6,556,186)
Total liabilities	13,528,620
Commitments and contingencies (note 5)	
Stockholder's equity:	
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	49,171,518
Retained earnings	105,122,649
Total stockholder's equity	154,294,177
Total	$ 167,822,797

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Nature of Operations

Houlihan Lokey Howard & Zukin Capital, Inc. (the Company) is a California corporation registered as a broker-dealer under Section 15(b) of the Securities Exchange Act. The Company is a wholly owned subsidiary of Houlihan, Lokey, Howard & Zukin, Inc., a California corporation (the Parent). The Parent has another wholly owned subsidiary, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., which is a corporation registered as an investment advisor under the Investment Advisers Act of 1940. The Parent is a wholly owned subsidiary of Fram Holdings Inc., a Delaware corporation, which is, in turn, a majority-owned subsidiary of ORIX USA Corporation (OUC), a Delaware corporation.

The Company offers financial services and financial advice to a broad clientele located throughout the United States of America, Europe, and Canada. The Company has offices in Los Angeles, San Francisco, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas, and Atlanta. Together, the Company, its Parent, and its subsidiaries form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

1. Mergers, acquisitions, and divestitures
2. Leveraged transactions and private placements of debt and equity
3. Financial strategic planning and corporate partnering
4. Tax-exempt financing

The Company exclusively concentrates its efforts toward the earning of professional fees. The Company does not handle customer investment accounts.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

(b) Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(Continued)

At March 31, 2010, there were cash balances in excess of FDIC-insured limited. Management monitors activity in these accounts to prevent a risk of loss. To date, the Company has not experienced any losses in its cash accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(d) Accounts Receivable

The allowance for doubtful accounts on receivables reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience and review of outstanding receivables.

(e) Revenue Recognition, Unbilled Work in Process, and Deferred Income

The Company performs professional services under various fee arrangements, including contingent fee arrangements. Contingent fees are recognized when the contingent terms of the contract are substantially realized. Estimated revenues under other fee arrangements are recorded in the statements of financial condition as unbilled work in process. Deferred income results when cash is received before revenues are recognizable.

(f) Property and Equipment

Expenditures for property and equipment and for renewals and betterments that extend the originally estimated economic lives of assets are capitalized. Expenditures for maintenance, repairs, and other renewals of items are expensed. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is recognized currently.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(g) Income Taxes

OUC and its subsidiaries, including the Company, file consolidated federal income tax returns and separate returns in state and local jurisdictions. The Company reports income tax expense as if it filed separate returns in all jurisdictions. Income taxes receivable from OUC or payable to OUC on the Company's behalf are offset against receivable from affiliates on the statements of financial condition.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(h) Investment Securities

The Company occasionally earns professional fees that are paid in a form other than cash, such as client securities, which may include options, warrants, stock, or similar securities. The cost basis of such securities is the amount of the fees for which such securities are taken as payment, which is equivalent to estimated fair value at the acquisition date. Investments are generally transferred to an

(Continued)

affiliated company or Company employees and recorded as changes in receivable from affiliates or as compensation expense, respectively. The transfers are recorded at cost and the Company recognizes no gains or losses on these transactions. The investment securities held at March 31, 2010 are not considered marketable securities.

(i) ***Fair Value of Financial Instruments***

The carrying amount of receivables, payables, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. Investments are recorded at the lower of cost or fair value.

(j) ***Subsequent Events***

The Company has evaluated events and transactions that have occurred subsequent to March 31, 2010 through May 26, 2010 for potential recognition and disclosure in the financial statements.

(3) Related-Party Transactions

The Parent performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. The Parent and its affiliates pay for all expenses of the Company and are reimbursed for such payments by the Company. The Company is also allocated a portion of the Parent and affiliates' operating expenses, such as employee compensation, depreciation, rent, and other costs. The receivable from affiliate generally arises from cumulative cash transferred by the Company to the Parent in excess of the expense allocations discussed. Intercompany charges and reimbursements are generally settled through the receivable from affiliates account. The receivable from affiliates is due on demand and bears interest at the prevailing prime interest rate; such rate was 3.25% at March 31, 2010, respectively.

(4) Allowance for Uncollectible Accounts Receivable

Balance – beginning of year	$	1,067,134
Bad debt expense (recovery of bad debts)		804,269
Charge-offs		(113,897)
Balance – end of year	$	1,757,506

(5) Commitments and Contingencies

The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions is not likely to have a material effect on the financial position of the Company.

(6) Income Taxes

The major components of net deferred income taxes are as follows at March 31, 2010:

Deferred tax assets:		
Deferred compensation	$	(4,635,852)
Accrued expenses		644,206
Bad debt expense		1,091,374
Total deferred tax assets		(2,900,272)
Deferred tax liabilities:		
Work in process		(3,655,914)
Total deferred tax liabilities		(3,655,914)
Net deferred tax liability	$	(6,556,186)

The Company has not established a valuation allowance against the deferred tax assets, as it has been determined that it is more likely than not that the assets will be realized.

The Company utilized a comprehensive model to recognize, measure, present and disclose in its financial statements any uncertain tax positions that have been taken or are expected to be taken on a tax return. The impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Also, interest expense is recognized on the full amount of deferred benefits for uncertain tax positions. As of March 31, 2010, the Company has no recorded liabilities for interest and penalties related to uncertain tax positions.

The Company files as a member of the OUC consolidated federal income tax group. The IRS examines the federal income tax returns of the consolidated group on an annual basis. As of March 31, 2010, all of the federal income tax returns the Company has filed since 2006 are still subject to adjustment upon audit. The Company also files combined and separate income tax returns in many states, and these combined returns remain open for adjustments to the Company's federal income tax returns. The Company does not have any liabilities under FIN 48 associated with these years and therefore there is no expected change in the Company's unrecognized tax benefits associated with federal audits in the next 12 months.

(Continued)

(7) Reserve Requirements for Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds, and delivers all customer securities received to the clearing broker or dealer, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At March 31, 2010, the Company had net capital of $17,515,776, which was $17,265,776 in excess of its required net capital of $250,000.



HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.

Agreed-Upon Procedures

March 31, 2010



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Stockholder
Houlihan Lokey Howard & Zukin Capital, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to March 31, 2010, which were agreed to by Houlihan Lokey Howard & Zukin Capital, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2010 less revenues reported on the FOCUS reports for the period from April 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7 for the period from April 1, 2009 to March 31, 2010, noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

May 26, 2010

KPMG LLP

SIPC-7 (30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (30-REV 3/10)

For the fiscal year ended March 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035643 FINRA MAR
HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL INC
ATTN: GARY MEEK, CFO
1930 CENTURY PARK W
LOS ANGELES CA 90067-6802

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 992,407

B. Less payment made with SIPC-6 filed (exclude interest) (418,890)

12-4-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 573,517

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 573,517

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 573,517

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Houlihan Lokey Howard & Zukin Capital, Inc.
(Name of Corporation, Partnership or other organization)

Gary Meek
(Authorized Signature)

Dated the 26th day of May, 2010.

Chief Accounting Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending March 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 396,962,729

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions NONE

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions None

2d. SIPC Net Operating Revenues $ 396,962,729

2e. General Assessment @ .0025 $ 992,407
(to page 1 but not less than $150 minimum)